(d)(2)(A)(ix)

FIFTH AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

ING INVESTORS TRUST

This Fifth Amendment, effective as of June 1, 2010, amends the Portfolio Management Agreement (the “Agreement”) dated the 24th day of October 1997, as amended, among ING Investors Trust, a Massachusetts business trust, Directed Services LLC, a Delaware limited liability company (the “Manager”), and T. Rowe Price Associates, Inc., a Maryland corporation (the “Portfolio Manager”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of June 1, 2010.

NOW, THEREFORE, the parties agree as follows:

1.	The Amended Schedule B of the Agreement is hereby deleted and replaced with the Amended Schedule B attached hereto.

2.	Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.	In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

ING INVESTORS TRUST

/s/ Kimberly A. Anderson
By:
Kimberly A. Anderson
Senior Vice President

DIRECTED SERVICES LLC

/s/ Todd Modic
By:
Todd Modic
Vice President

T. ROWE PRICE ASSOCIATES, INC.

/s/ Fran Pollack-Matz
By:
Fran Pollack-Matz
Vice President

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For services provided by T. Rowe Price Associates, Inc. on behalf of the following Series of ING Investors Trust, pursuant to the Portfolio Management Agreement dated October 24, 1997, as amended, the Manager will pay the Portfolio Manager a fee, computed daily1 and payable no later than the tenth (10th) business day immediately following the end of each calendar month, based on the average daily net assets of the Series at the following annual rates:

SERIES[2]	RATE
(as a percentage of average daily net assets)

ING T. Rowe Price Capital Appreciation Portfolio

Assets up to $500 million:

0.50% on the first $250 million

0.40% on assets over $250 million

When assets exceed $500 million:

0.40% on the first $1 billion

0.35% on assets over $1 billion

When assets exceed $2 billion:

0.40% on the first $500 million

0.35% on assets over $500 million

When assets exceed $3 billion:

0.35% on all assets

[1]

The portfolio management fees for ING T. Rowe Price Capital Appreciation Portfolio and ING T. Rowe Price Equity Income Portfolio will be calculated on a monthly basis based on the average daily net assets for the month. The transitional credit for ING T. Rowe Price Capital Appreciation Portfolio and ING T. Rowe Price Equity Income Portfolio will be calculated on a monthly basis based on the net assets on each day that the day’s net assets fall within the transitional credit range on that day.

[2]

The fees payable under this Portfolio Management Agreement are subject to a group fee waiver. For purposes of this fee waiver, the assets of the Series will be aggregated with those of ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING T. Rowe Price Growth Equity Portfolio (the “IPI Portfolios”), each a series of ING Partners, Inc. that is managed by an affiliate of the Manager and sub-advised by the Portfolio Manager. Pursuant to the terms of a letter agreement between the Manager and the Portfolio Manager dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Series and the IPI Portfolios as indicated below and will be applied to any fees payable by a Series. Notwithstanding the reference to the fee waiver in this Amended Schedule B, the terms of the letter agreement shall govern the fee waiver.

•	Aggregate assets between $750 million and $1.5 billion = 5% discount
•	Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount
•	Aggregate assets greater than $3.0 billion = 10% discount

ING T. Rowe Price Equity Income Portfolio

Assets up to $1 billion:

0.40% on the first $250 million

0.375% on the next $250 million

0.35% on the next $500 million, up to $1 billion

When assets exceed $1 billion, the fee

schedule resets as indicated below:

0.35% on the first $1 billion[3]

0.325% on assets above $1 billion

Concurrently with payment of the portfolio management fee, the Manager or its agent will provide the Portfolio Manager with a worksheet or such information reasonably necessary to support the calculation of the fees due to it hereunder.

With respect to ING T. Rowe Price Capital Appreciation Portfolio:

For ING T. Rowe Price Capital Appreciation Portfolio (the “Capital Appreciation Portfolio”), the Portfolio Manager will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets exceed $3 billion. The credit will apply at asset levels between $2.93 billion and $3 billion.

To accommodate circumstances where the Capital Appreciation Portfolio’s assets fall beneath $3 billion and to prevent a decline in the Capital Appreciation Portfolio’s assets from causing an increase in the absolute dollar fee, the Portfolio Manager will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $3 billion, when the flat fee would be triggered, or (b) fall below a threshold of $2.93 billion, where the original fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule ($250,000) by the quotient of the difference between current portfolio size for billing purposes and the phase in asset amount ($2.93 billion) over $70 million (which is the difference between $3 billion and the phase in amount). The credit would approach $250,000 annually when the Capital Appreciation Portfolio’s assets were close to $3 billion and fall to zero at $2.93 billion.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $2.93 billion	X $250,000
$70,000,000

[3]

When assets are below $1 billion, the breakpoints will reset to the asset weighted value of 0.40% on the first $250 million, 0.375% on the next $250 million, 0.35% on the next $500 million, up to $1 billion.

With respect to ING T. Rowe Price Equity Income Portfolio:

For ING T. Rowe Price Equity Income Portfolio (the “Equity Income Portfolio”), the Portfolio Manager will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets reach $1 billion. The credit will apply at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where the Equity Income Portfolio’s assets fall beneath $1 billion and to prevent a decline in the Equity Income Portfolio’s assets from causing an increase in the absolute dollar fee, the Portfolio Manager will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $946 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit would approach $187,500 annually when the Equity Income Portfolio’s assets were close to $1 billion and fall to zero at approximately $946 million.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $946,428,571	X $187,500
$53,571,428